MAMMALZ, PBC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

NOVEMBER 30, 2019 AND DECEMBER 31, 2018

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

BELLE
BUSINESS SERVICES

Independent Accountant's Review Report

To The Board of Directors
Mammalz, PBC
San Diego, California

We have reviewed the accompanying financial statements of Mammalz, PBC, which comprise of the balance sheet as of November 30, 2019 and December 31, 2018, and the related statements of income, statements of retained earnings, and statements of cash flows for the years then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 23, 2019

~CERTIFIED PUBLIC ACCOUNTANTS~
PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

MAMMALZ, PBC
BALANCE SHEETS
NOVEMBER 30, 2019 AND DECEMBER 31, 2018

ASSETS

		November 30, 2019		December 31, 2018
CURRENT ASSETS				
Cash and cash equivalents	$	1,976	$	-
Prepaid expenses and other current assets		12,868		-
TOTAL CURRENT ASSETS		14,844		-
OTHER ASSETS				
Software, net		106,525		
		106,525		-
TOTAL ASSETS	$	121,369	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

		November 30, 2019		December 31, 2018
CURRENT LIABILITIES				
Accounts payable	$	-	$	-
TOTAL CURRENT LIABILITIES		-		-
LONG-TERM LIABILITIES				
Accrued interest		8,021		
Convertible notes payable		175,000		-
TOTAL LONG-TERM LIABILITIES		183,021		-
TOTAL LIABILITIES		183,021		-
SHAREHOLDERS' EQUITY				
Shareholders' equity		(61,652)		-
TOTAL SHAREHOLDERS' EQUITY		(61,652)		-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	121,369	$	-

See independent accountant's review report and accompanying notes to financial statements.

MAMMALZ, PBC
STATEMENTS OF INCOME
NOVEMBER 30, 2019 AND DECEMBER 31, 2018

	November 30, 2019	December 31, 2018
NET SALES	$ 337	$ -
COST OF GOODS SOLD	112,527	-
GROSS PROFIT	(112,190)	-
OPERATING EXPENSES		
Advertising and promotion	3,428	-
Amortization	5,607	
Bank service charges	174	-
Computer and internet	2,936	-
Meals and entertainment	3,606	-
Legal and professional fees	23,182	
Office expenses	137	-
Payroll expenses	15,060	-
Rent expense	5,500	-
Travel expense	6,819	-
Utilities	78	-
TOTAL OPERATING EXPENSES	66,527	-
LOSS FROM OPERATIONS	(178,717)	-
OTHER INCOME/(EXPENSES)		
Interest expense	(8,021)	-
TOTAL OTHER INCOME/(EXPENSES)	(8,021)	-
NET LOSS	$ (186,738)	$ -

See independent accountant's review report and accompanying notes to financial statements.

MAMMALZ, PBC
STATEMENTS OF RETAINED EARNINGS
NOVEMBER 30, 2019 AND DECEMBER 31, 2018

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, MAY 16, 2018 (INCEPTION)					$ -
Net income				-	$ -
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	$ -	$ -	$ -
Issuance of common shares	8,583,333	86	-	-	$ 86
Issuance of warrants	416,667	4	124,996	-	$ 125,000
Net income	-	-	-	(186,738)	$ (186,738)
ENDING BALANCE, NOVEMBER 30, 2019	**9,000,000**	**$ 90**	**$ 124,996**	**$ (186,738)**	**$ (61,652)**

See independent accountant's review report and accompanying notes to financial statements.

MAMMALZ, PBC
STATEMENTS OF CASH FLOWS
NOVEMBER 30, 2019 AND DECEMBER 31, 2018

	November 30, 2019	December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (186,738)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	5,607	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(12,868)	-
Increase (decrease) in liabilities:		
Accrued expenses	8,021	-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(185,978)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for creation of capitalized software	(112,132)	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(112,132)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	125,086	-
Issuance of convertible notes	175,000	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	300,086	-
NET INCREASE (DECREASE) IN CASH	1,976	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 1,976	$ -

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

Mammalz, PBC
Notes to the Financial Statement
November 30, 2019 and December 31, 2018

1. Summary of Significant Accounting Policies

The Company
Mammalz, PBC (the "Company") is a public benefit corporation organized in May 2018 under the laws of the State of Delaware. The Company provides and promotes an online platform that's goal is to promote a greater global public understanding of nature and the environment, while bridging the gap between science, media makers and the public.

The Company will conduct an equity crowdfunding offering during 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of November 30, 2019, and December 31, 2018, the Company held no cash equivalents.

Other Current Assets
As of November 30, 2019, other current assets consist of $12,868 of prepaid software development costs.

Software Development Costs
The Company has elected to capitalize certain costs related to the development of the Mammalz application. Costs incurred during the application development phase are capitalized only when the Company believes it the software has reached technological feasibility. The types of costs capitalized during the application development phase include consulting fees for third-party developers working on this. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. Software development costs are amortized on a straight-line basis over five years.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of November 30, 2019, and December 31, 2018 the Company had recognized sales of $337 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the current fiscal year. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and the State of California.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

The Company has issued several promissory notes. In 2019, three promissory notes were issued for a total of $175,000, with 5% APRs and maturity dates in 2021. Accrued interest is due at the maturity date.

4. Stockholders' Equity

Common Stock
The Company has authorized 10,000,000 shares of its common stock with a par value of $0.000010. Of those shares, 9,000,000 have been issued and 8,583,333 are outstanding at November 30, 2019.

5. Stock Warrants

In January 2019, the Company issued warrants to non-employees to purchase 416,667 shares of the Company's common stock at an exercise price of $0.30 per share expiring fifteen years from the date of issuance vesting upon completion of the services.

6. Subsequent Events

The Company has evaluated subsequent events through December 23, 2019, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.